SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑   Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 21, 2025

KT Corporation

By:	/s/ Jaegil Choi
Name:	Jaegil Choi
Title:	IRO

By:	/s/ Sanghyun Cho
Name:	Sanghyun Cho
Title:	IR Team Leader

Decision for Cash Dividend Payment

1. Dividend category		Quarterly dividend

2. Dividend type		Cash dividend

3. Dividend per share (KRW)	Common Stock	600
	Different classes of stocks	-

- Differential dividends		No

4. Dividend yield (%)	Common Stock	1.2
	Different classes of stocks	-

5. Total dividend payment (KRW)		144,657,037,800

6. Record date		2025-11-05

7. Dividend payment date		2025-11-20

8. Whether General Shareholders’ Meeting will be held		No

9. Date of General Shareholders’ Meeting		-

10. Date of approval by the BoD		2025-10-21

-Attendance of outside directors	Present (No.)	8
	Absent (No.)	0

11. Additional details relevant to investment consideration

- The total number of shares eligible for dividend payment is 241,095,063 shares. - The Company’s Audit Committee is composed entirely of outside directors.